UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: January 10, 2025	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS EXPECTS 6.3% FULL YEAR 2024 REVENUE GROWTH, WITH A 5.4% YoY DECEMBER 2024 REVENUE DECLINE AND A 5.7% YoY 4Q24 REVENUE DECLINE

Hsinchu, Taiwan, January 10, 2025 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of December 2024 and for the fourth quarter ended December 31, 2024. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$32.79 to US$1.00 as of December 31, 2024. This would represent full year 2024 revenue growth of approximately 6.3% compared to the full year 2023.

Revenue for the fourth quarter of 2024 was NT$5,399.6 million or US$164.7 million, representing a decrease of 5.7% from the fourth quarter of 2023, and a decrease of 11.0% from the third quarter of 2024. The Company noted that while the quarterly decline reflects macro industry pricing and demand headwinds, the strong full year 2024 revenue growth reflects continued leadership in its core markets.

Revenue for the month of December 2024 was NT$1,780.1 million or US$54.3 million, representing a decrease of 3.0% from November 2024, and a decrease of 5.4% from December 2023.

Consolidated Monthly Revenues (Unaudited)
	December 2024	November 2024	December 2023	MoM Change	YoY Change
Revenues (NT$ million)	1,780.1	1,834.6	1,881.5	-3.0%	-5.4%
Revenues (US$ million)	54.3	55.9	57.4	-3.0%	-5.4%

Consolidated Quarterly Revenues (Unaudited)
	Fourth Quarter 2024	Third Quarter 2024	Fourth Quarter 2023	QoQ Change	YoY Change
Revenues (NT$ million)	5,399.6	6,068.0	5,725.4	-11.0%	-5.7%
Revenues (US$ million)	164.7	185.1	174.6	-11.0%	-5.7%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements:

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.